                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2000

                       PEACE ARCH ENTERTAINMENT GROUP INC.
-------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                                        PEACE ARCH LOGO

                   NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 2000 Annual General Meeting of the Members of Peace Arch Entertainment Group Inc. (hereinafter called the "Company") will be held at #302, 1132 Hamilton Street, Vancouver, British Columbia, on:

                               24th February 2000

at the hour of 2:00 o'clock in the afternoon (Vancouver time) for the following purposes:

1.       to receive the Report of the Directors;

2. to receive the financial statements of the Company for its fiscal year ended 31st August 1999 and the report of the Auditors thereon;

3. to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.       to determine the number of directors and to elect directors;

5. to pass a resolution authorizing the directors to arrange from time to time additional arm's length private placements, in accordance with The Toronto Stock Exchange guidelines, not to exceed the current number of issued and outstanding shares in the aggregate of the Company and not materially affecting control of the Company.

6. to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Dated at Vancouver, British Columbia, this 12th day of January, 2000.

                       BY ORDER OF THE BOARD OF DIRECTORS
                                "Timothy Gamble"
                                    President

                                PEACE ARCH LOGO
                         3rd Floor, 1132 Hamilton Street
                         Vancouver, B.C., Canada V6B 2S2
                            Telephone: (604) 681-9308

                              INFORMATION CIRCULAR

                        AS AT AND DATED 12th JANUARY 2000

This Information Circular accompanies the Notice of the 2000 Annual General Meeting of Members of PEACE ARCH ENTERTAINMENT GROUP INC. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

                              REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

                  PERSONS OR COMPANIES MAKING THE SOLICITATION

       THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Class A Multiple Voting Shares without par value, 100,000,000 Class B Subordinate Voting Shares without par value and 25,000,000 preference shares without par value. There are issued and outstanding 1,517,965 Class A Multiple Voting Shares and 2,267,978 Class B Subordinate Voting Shares and no preference shares. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one (1) vote and, on a poll, every member present in person or represented by proxy or other proper authority and entitled to vote shall have ten (10) votes for each Class A Multiple Voting Share and one (1) vote for each Class B Subordinate Voting Share of which such member is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights attached to any one class of voting securities of the Company, other than:

======================================================================================================================
                                                                NUMBER OF SECURITIES          PERCENTAGE OF CLASS
                                                             ---------------------------------------------------------
NAME                                 TYPE OF OWNERSHIP         CLASS A        CLASS B        CLASS A       CLASS B
----------------------------------------------------------------------------------------------------------------------
Working Opportunity Fund                  Direct               160,000        160,000        10.54%         7.05%
(EVCC) Ltd.
======================================================================================================================

The directors have determined that all members of record as of the 12th day of January, 2000 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza,
1066 West Hastings Street, Vancouver, B.C., Canada, V6E 3X1 or at the Head Office of the Company at #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN. WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED FOR THE ADOPTION OF ALL SUCH MATTERS.

                              ELECTION OF DIRECTORS

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at six (6) for the ensuing year subject to such increases as may be permitted by the Articles of the Company. The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:


============================================================================================================================
                                              NO. OF SHARES BENEFICIALLY OWNED,
                                              DIRECTLY OR INDIRECTLY, OR OVER
                                              WHICH CONTROL OR DIRECTION IS          PRINCIPAL OCCUPATION AND IF NOT AT
                                              EXERCISED AT THE DATE OF THIS          PRESENT AN ELECTED DIRECTOR,
NAME AND                        DIRECTOR      INFORMATION CIRCULAR                   OCCUPATION DURING THE PAST FIVE (5)
PRESENT OFFICE HELD             SINCE         ---------------------------------      YEARS
                                              CLASS A SHARES      CLASS B SHARES
----------------------------------------------------------------------------------------------------------------------------
TIMOTHY GAMBLE                  October 22,   63,099 Shares[1]    63,099 Shares[1]   President of Peace Arch Entertainment
                                1986                                                 Group Inc.
President
----------------------------------------------------------------------------------------------------------------------------

STEPHEN CHEIKES                 January 20,   32,700 Shares[2]    32,700 Shares[2]   Co-Chairman and CEO of Monarch
                                1998                                                 Entertainment Inc., a film production
Compensation Committee Member                                                        service finance company
----------------------------------------------------------------------------------------------------------------------------
       VINCENT LUM[4]
                                November      Nil                 Nil                Investment Manager of Royal Bank
Audit and Nominating            19, 1998                                             Capital Corporation since 1997.
(Chairman) Committees Member
----------------------------------------------------------------------------------------------------------------------------

DARRELL ELLIOTT                 August 20,    Nil                 Nil                Senior Vice President of MDS Capital
                                1998                                                 Corporation since August 1999.
Audit (Chairman) and
Compensation Committees
Member
============================================================================================================================


============================================================================================================================
YAD GARCHA[4]                   July 7, 1998  Nil                 Nil                Vice-President of Investment at
                                                                                     GrowthWorks Capital Ltd.
Audit, Nominating and
Compensation (Chairman)
Committees Member
----------------------------------------------------------------------------------------------------------------------------

W.D. CAMERON WHITE              February      61,376 Shares[3]    61,376 Shares[3]   Chief Executive Officer of Peace Arch
                                12, 1993                                             Entertainment Group Inc.
Chief Executive Officer and
Nominating Committee Member
============================================================================================================================

[1]      35,000 Class A Shares and 35,000 Class B Shares are registered in the name of Plantation Capital Corp., a corporation controlled by Mr. Gamble.

[2]      32,100 Class A Shares and 32,100 Class B Shares are registered in the name of The Storyteller Group Enterprises, a corporation controlled by Mr. Cheikes.

[3]      35,000 Class A Shares and 35,000 Class B Shares are registered in the name of W.D. Cameron White Law Corporation, a corporation controlled by Mr.
White.

[4]      Pursuant to a Shareholders' Agreement dated 27th May 1998, between, inter alia, the company and Working Opportunities Fund (EVCC) Ltd. and Royal Bank Capital Corp., WOF and RBCC each have the right to a Director nominee (Messrs. Garcha and Lum, respectively) to the Company's Board of Directors, as long as WOF continues to hold at least 52,800 Class A and Class B Shares of the company and RBCC hold Shares equal to at least 35,200 Class A and Class B Shares of the Company.

All of the nominees are residents of Canada. The Company has audit, nominating and compensation committees, the members of which are set out above.

Advance Notice of the Meeting was published pursuant to Section 135 of the Company Act at Vancouver, B.C. on 9th December 1999.

                             EXECUTIVE COMPENSATION
                         (FORM 41, B.C. SECURITIES ACT)

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" means the CEO regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more and any individuals whose total salary and bonus during the most recently completed financial year exceeded $100,000 whether or not they were an executive officer at the end of such financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at 31st August 1999 in respect of the Named Executive Officers. At the end of the most recently completed financial year, the Company had four Named Executive Officers, Cameron White, the Company's CEO, Timothy Gamble, the Company's President, Juliet Jones, the Company's CFO and Larry Sugar, President of the Company's subsidiary, Peace Arch Productions Inc. There were no other executive officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year ended 31st August 1999.

SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------
                                     ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                                                     ----------------------------------
                                                                          AWARDS            PAYOUTS
                           ----------------------------------------------------------------------------
    NAME AND                                         OTHER ANNUAL    SECURITIES UNDER                      ALL OTHER
    PRINCIPAL       YEAR     SALARY      BONUS      COMPENSATION      OPTION GRANTED     LTIP PAYOUTS     COMPENSATION
    POSITION        [1]       ($)         ($)            ($)                (#)               ($)             ($)
------------------------------------------------------------------------------------------------------------------------
WD Cameron          1999    $165,000      Nil         $35,000[2]            Nil            $100,000           Nil
White, CEO
                  ------------------------------------------------------------------------------------------------------

                    1998    $90,000       Nil         $60,000[2]         7,000 [5]            Nil             Nil
                                                                         7,000 [6]
                  ------------------------------------------------------------------------------------------------------

                    1997    $60,000       Nil         $14,000[2]         16,025 [5]           Nil             Nil
                                                                         16,015 [6]
                  ------------------------------------------------------------------------------------------------------
Timothy
Gamble,             1999    $165,000      Nil         $35,000[3]            Nil            $100,000           Nil
President
                  ------------------------------------------------------------------------------------------------------

                    1998    $90,000       Nil         $60,000[3]         7,000 [5]            Nil             Nil
                                                                         7,000 [6]
                  ------------------------------------------------------------------------------------------------------

                    1997    $60,000       Nil            Nil             4,000 [5]            Nil             Nil
                                                                         4,000 [6]
                  ------------------------------------------------------------------------------------------------------
Larry Sugar
President           1999      Nil         Nil            Nil                Nil               Nil        $1,956,000[4]
Peace Arch
Productions Inc.
                  ------------------------------------------------------------------------------------------------------

                    1998      Nil         Nil            Nil             5,000 [5]            Nil        $1,284,777[4]
                                                                         5,000 [6]
                  ------------------------------------------------------------------------------------------------------

                    1997      Nil         Nil            Nil                Nil               Nil         $725,391[4]
                  ------------------------------------------------------------------------------------------------------
Juliet Jones
Chief               1999    $120,000      Nil            Nil                Nil             $60,000           Nil
Financial
Officer
                  ------------------------------------------------------------------------------------------------------
                    1998    $80,000       Nil            Nil             5,000 [5]
                                                                         5,000 [6]
                  ------------------------------------------------------------------------------------------------------

                    1997    $55,000       Nil            Nil             3,800 [5]            Nil             Nil
                                                                         3,800 [6]
------------------------------------------------------------------------------------------------------------------------

[1]      Ended 31st August.
[2] A company controlled by Mr. White received fees of $35,000 in 1999, $60,000 in 1998 and $14,000 in 1997 from the Company.
[3] A company controlled by Mr. Gamble received fees of $35,000 in 1999 and $60,000 in 1998.
[4]      Paid as production fees.
[5]      Class A Shares
[6]      Class B Shares

                           LONG TERM INCENTIVE PLANS -
                AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

-----------------------------------------------------------------------------------------------------------------
                                                  PERFORMANCE OR            ESTIMATED FUTURE PAYOUTS UNDER
                            SECURITIES UNITS     OTHER PERIOD UNIT         NON-SECURITIES-PRICE-BASED PLANS
                           OR OTHER RIGHTS (#)     MATURATION OR           --------------------------------------
          NAME                                        PAYOUT
-----------------------------------------------------------------------------------------------------------------
                                                                       THRESHHOLD        TARGET        MAXIMUM
                                                                        ($ OR #)        ($ OR #)       ($ OR #)
-----------------------------------------------------------------------------------------------------------------
W.D. Cameron White                 N/A            August 31, 1999         N/A             N/A            N/A
-----------------------------------------------------------------------------------------------------------------
Timothy Gamble                     N/A            August 31, 1999         N/A             N/A            N/A
-----------------------------------------------------------------------------------------------------------------
Juliet Jones                       N/A            August 31, 1999         N/A             N/A            N/A
-----------------------------------------------------------------------------------------------------------------

The maximum Performance Bonus entitlement shall be equal to 50% of the each of Messrs. White, Gamble and Ms. Jones' (the "Employee") base salary during the relevant fiscal year. For greater certainty, the Employees' base salary during the fiscal year ended August 31, 1999 shall be deemed to be $200,000 per annum in the case of Messrs. White and Gamble and $120,000 per annum in the case of Ms. Jones.

The actual entitlement shall be based on the share price performance of the Company's shares and shall be calculated as a percentage of the maximum entitlement. The percentage increase or decrease of the Company's shares during the year shall be compared to the share price performance of a peer group of companies (the "Peer Group"). The composition of the Peer Group shall be determined by the Compensation Committee of the Company and the Employee at the beginning of each fiscal year.

If the price performance of the Company's shares ranks in the top quartile of the Peer Group, the Employee will earn the maximum Performance Bonus. If the price performance of the Company's shares ranks in the second quartile, the Employee will earn 50% of the maximum Performance Bonus. If the price performance of the Company's shares ranks in the lower half of the Peer Group, the Employee will not be entitled to the Performance Bonus. Price performance will be calculated based on a 10 day trading average taken during the last five and the first five trading days of each fiscal year.

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed financial year, there were no options granted to the Named Executive Officers.

         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
               FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

During the most recently completed financial year, there were no options exercised by the Named Executive Officers.

=================================================================================================================
                                                    UNEXERCISED OPTIONS AT FISCAL YEAR    VALUE OF UNEXERCISED IN
                        SECURITIES    AGGREGATE     END EXERCISABLE/ UNEXERCISABLE (#)    THE MONEY OPTIONS AT
                        ACQUIRED ON   VALUE                                               FISCAL YEAR END
NAME OF NAMED           EXER-CISE     REALIZED ($)                                        EXERCISABLE/
EXECUTIVE OFFICERS      (#)                                                               UNEXERCISABLE ($)
                                                   -------------------------------------
                                                    Class A Shares     Class B Shares
----------------------------------------------------------------------------------------
Cameron White           Nil           N/A           21,275/1,750       21,275/1,750       Nil/Nil
-----------------------------------------------------------------------------------------------------------------
Timothy Gamble          Nil           N/A           21,500/1,750       21,500/1,750       Nil/Nil
-----------------------------------------------------------------------------------------------------------------
Juliet Jones            Nil           N/A           11,300/2,500       11,300/2,500       Nil/Nil
-----------------------------------------------------------------------------------------------------------------
Larry Sugar             Nil           N/A           13,750/1,250       13,750/1,250       Nil/Nil
=================================================================================================================

Except for the Company's Stock Option Plan, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

                    COMPOSITION OF THE COMPENSATION COMMITTEE

During the last fiscal year, the Company's Compensation Committee was comprised of Yad Garcha (Chairman), Stephen Cheikes and Darrell Elliott, none of whom are or were officers or employees of the Company.

                        REPORT ON EXECUTIVE COMPENSATION

It is the responsibility of the Compensation Committee to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above.

Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy.

Compensation for the 1999 and prior fiscal years has historically been salary based, with bonuses and other incentives for senior offices where suitable. One of the executive officers, Larry Sugar, receives the bulk of his compensation in the form of fees earned for specific roles performed during the course of producing the Company's film and television programs. Salaries, including that for the CEO, are determined considering experience, industry expertise and level of responsibility in relation to other similar companies and/or competitors.

Stock options have also been granted to the executive officers. The Company has a stock option plan (the "Plan") in place to assist executive officers and certain others to participate in the growth and development of the Company. The Plan allows compensation of participants while providing additional incentive to work toward long term Company performance. The Plan is used to provide share purchase options which are granted in consideration of the level of responsibility of the executive officer as well as their impact and/or contribution on the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Compensation Committee takes into account the number of options previously granted to such executive officer, if any, and the exercise price of such option in order to ensure that the grants are in accordance with the policies of the Toronto and American Stock Exchanges, and to closely align the interests of the executive officers with the interests of shareholders.

NAMED EXECUTIVE OFFICERS

The salary of the Named Executive Officers was determined by the Compensation Committee and approved by the Board of Directors on the basis of the value of the benefit derived by the Company from the input and presence of the Named Executive Officers. In addition, the Named Executive Officers received stock options determined on the same basis as grants of stock options to the executive officers.

Presented by the Compensation Committee: Yad Garcha, Stephen Cheikes, Darrell Elliott

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, since 1993 and to July 14, 1999, with the cumulative total return of The Toronto Stock Exchange 300 composite index.

The common share trading data is as reported by the Vancouver Stock Exchange for the period from August 31, 1993 to August 31, 1997. The common shares of the Company commenced trading on The Toronto Stock Exchange on November 28, 1997. Trading prices for dates prior to February 1997 have been further revised to reflect a 4:1 consolidation of the common shares that occurred at that time.

Total Return on $100 Investment:

                                    [GRAPH]


                            1993    1994    1995    1996    1997    1998    14-Jul-1999
                            ----    ----    ----    ----    ----    ----    -----------
Common Shares               $100    $ 84    $145    $268    $141    $ 71    $166
TSE 300 Composite Index     $100    $101    $114    $120    $154    $129    $169

On July 19, 1999, the Company's common shares ceased trading, and the Class A Multiple Voting Shares and Class B Subordinate Voting Shares commenced trading, on The Toronto Stock Exchange. The following graph compares the cumulative total shareholder return on an investment of $100 in Class A Multiple Voting Shares of the Company and an investment of $100 in Class B Subordinate Voting Shares of the Company made on July 19, 1999 with the cumulative total shareholder return of The Toronto Stock Exchange TSE 300 Composite Index.


                                    [GRAPH]


                                19-Jul-1999      31-Aug-1999
                                -----------      -----------
Class A Shares                    $100              $65.24
Class B Shares                    $100              $66.67
TSE 300 Composite Index           $100              $95.91

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Except as noted below under "Employment Agreements", the Company has no compensatory plan or arrangement with respect to the Named Executive Officers in the event of the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officers' responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

EMPLOYMENT AGREEMENTS

Each of Timothy Gamble, W.D. Cameron White and Juliet Jones have entered into an amended employment agreement with the Company on 1st April 1999. The agreements with Messrs. Gamble and White provide for a salary of $200,000 per year and the agreement with Ms. Jones provides for a salary of $120,000 per year. All agreements are to be reviewed annually and provide for bonuses within the guidelines of the Company's compensation plan when deemed warranted by the Board of Directors.

Under their agreements, Messrs. Gamble and White and Ms. Jones' performance bonuses are calculated by the same formula based on the trading prices of our shares. The formula compares the percentage increase or decrease during the fiscal year of the trading price of our shares against the percentage of a peer group of companies, determined by the Compensation Committee. If the price performance of the Company's shares exceeds specified levels compared to the peer group, the employee is eligible for an increased percentage of the bonus. The foregoing employment agreements expire on 31st August 2002 and provide that if they are terminated by the Company before expiration, the Company will be obligated to pay the annual salaries and bonuses that would be due for the remaining term of the agreement.

Larry Sugar was party to an employment agreement with Peace Arch Productions Inc. (a wholly owned subsidiary of the Company) which expired on 31st August 1999. The agreement provided for payment and bonuses to Mr. Sugar on a project by project basis. Under the terms of the agreement, Mr. Sugar was not engaged, directly or indirectly, in any other business or employment during the term of the agreement without the specific written permission of the employer.

DIRECTORS

During the most recently completed fiscal year, the Directors of the Company were paid a yearly retainer of $5,000. As well, Directors are paid $500 for each Directors' or Committee Meeting attended in person and $300 for each Directors' or Committee Meeting attended by conference call. Chairpersons of any Directors' or Committee Meeting were paid twice that of a non-chair member. Incentive stock options were granted pursuant to the Company's Stock Option Plan to non-Named Executive Officer Directors of the Company during the last completed financial year to purchase up to 20,000 Class A Shares at a price of $9.50 per share and 20,000 Class B Shares at a price of $9.50 per share on or before 16th February 2004, none of which were exercised. No stock options were exercised by any non-Named Executive Officer Directors.

Set forth below is a list of all stock options granted by the Company pursuant to the Company's Stock Option Plan to non-Named Executive Officer directors and other "insiders" (as that term is defined in the SECURITIES ACT (British Columbia)) of the Company, outstanding at the date of this Information Circular.


------------------------------ -------------- --------------- ------------- ---------------------- ----------------------
                                   NO. OF         NO. OF        EXERCISE
                                  CLASS A        CLASS B        PRICE PER
NAME OF OPTIONEE                   SHARES         SHARES          SHARE         DATE OF GRANT          EXPIRY DATE
------------------------------ -------------- --------------- ------------- ---------------------- ----------------------
NON-NAMED EXECUTIVE
   OFFICER DIRECTORS
Stephen Cheikes                    5,000          5,000          $9.50      February 16, 1999      February 16, 2004
                                  10,000          10,000         $9.50      March 23, 1998         March 23, 2003

Yad Garcha                         5,000          5,000          $9.50      February 16, 1999      February 16, 2004



Darrell Elliott                    5,000          5,000          $9.50      February 16, 1999      February 16, 2004

Vincent Lum                        5,000          5,000          $9.50      February 16, 1999      February 16, 2004
------------------------------ -------------- --------------- ------------- ---------------------- ----------------------
OTHER INSIDERS OF
THE COMPANY
Blair Reekie                       4,000          4,000          $9.50      March 23, 1998         March 23, 2003
                                   5,000          5,000          $13.50     October 15, 1996       October 15, 2001
------------------------------ -------------- --------------- ------------- ---------------------- ----------------------


No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

                             APPOINTMENT OF AUDITORS

Management proposes the appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. KPMG LLP have been the Company's Auditors since February 1999.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

                           INTEREST OF CERTAIN PERSONS
                           IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

CORPORATE GOVERNANCE

The Company's Board of Directors is, pursuant to the provisions of the COMPANY ACT (British Columbia), charged with the responsibility of managing or supervising the management of the affairs and business of the Company. In pursuing that mandate, the Board of Directors has adopted a strategic planning process and risk management system which the Board considers to be appropriate for the Company's business and size. The Board of Directors currently includes four directors who are unrelated (independent of management under the Corporate Governance Guidelines (the "Guidelines") of The Toronto Stock Exchange) (Stephen Cheikes, Yad Garcha, Darrell Elliott and Vincent Lum). The Company has no shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors and there is no Chairman of the Board of Directors of the Company. The only Directors of the Company who are part of management are Timothy Gamble, President and W.D. Cameron White, Chief Executive Officer. Each of the Directors has substantial industry experience.

While the Company has nominating, audit and compensation committees, the Board of Directors is of the view that, in light of the Company's size and stage of development, neither an assessment nor executive committee is required at this time. The Directors of the Company are compensated in their capacities as directors.

The Board of Directors as a whole is cognizant of developing the Company's approach to corporate governance and defining the limits of management's responsibilities. As part of that process, the current Board of Directors meets frequently and regularly receives management reports. Currently, all major management decisions require prior approval by the Company's Board of Directors.

                                 PARTICULARS OF
                            MATTERS TO BE ACTED UPON

APPROVAL OF PRIVATE PLACEMENTS

In order for the Company to raise funds to expand its activities, the Company may require further funding which would be raised under one or more private placements.

At the Meeting, shareholders will be asked to approve a resolution authorizing the Board of Directors to enter into one or more private placements in the 12 month period following the Meeting to issue additional shares to subscribers who are substantially at arm's length to the Company. Pursuant to the rules adopted by The Toronto Stock Exchange (the "TSE"), shareholder approval is required for issuance of shares by private placement of more than 25% of the number of shares which are currently outstanding (on a non-diluted basis) in any six month period. Accordingly, it is prudent to have authority for such private placements at the present time to save the time and expense of seeking shareholder approval at future special meetings of shareholders.

It is not the intention of management to issue the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to expand its activities. The issuance of shares pursuant to these private placements will not materially affect the control of the Company. Each such private placement will be made in accordance with applicable by-laws and rules of the TSE, which require the approval of the TSE prior to completion of each individual private placement. These rules provide that private placements be priced at the closing price on the day prior to the notice of private placement, subject to prescribed discounts as set forth below:



                    MARKET PRICE                   MAXIMUM DISCOUNT THEREFROM
                    $0.50 or less                             25%
                   $0.51 to $2.00                             20%
                     Above $2.00                              15%


As well, warrants may accompany shares issued under the private placement, where such warrants are priced at or above market and do not exceed the number of shares issued under the private placement.

Paragraph 620 of the TSE Company Manual (the "Manual") provides that the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period must not exceed 25% of the number of shares of the Company which are outstanding prior to giving effect to such transactions.

Shareholders are being asked, therefore, to pass a resolution authorizing additional private placements which would take place within one year of the date of the Meeting. Such future private placements will be subject to the following terms:

1. All of the private placement financings will be carried out in accordance with the guidelines of the TSE in accordance with paragraphs 619 and 622 of the Manual.

2. Such future private placements would not result in additional shares of the Company being issued in any amount exceeding the current number of issued and outstanding shares (in the aggregate) of the Company.

3. Any of the future private placements would be substantially at arm's length and would not materially affect control of the Company.

The resolution with respect to private placement financings requires confirmation by a majority of the votes cast thereon at the Meeting. In the event the resolution is not passed, the Company will not proceed with any private placement that requires shareholder approval under the rules of the TSE unless and until such shareholder approval is received.

The text of the resolution to be submitted to the shareholders at the Meeting is set forth below.

"NOW THEREFORE BE IT RESOLVED THAT:

1. The directors of the Company be and are hereby authorized and directed to arrange from time to time, additional private placements in the capital of the Company, subject to the following terms;

         (a) all private placement financings will be carried out by the Company in accordance with the guidelines of The Toronto Stock Exchange and specifically paragraphs 619 and 622 of The Toronto Stock Exchange Company Manual;

         (b) the future private placements will not result in additional shares of the Company being issued in an amount exceeding the current number of issued and outstanding shares in the aggregate of the Company; and

         (c) any of the future private placements would be substantially at arm's length and would not materially affect control of the Company.

2. Any one director or officer of the Company be and is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution."

ADDITIONAL DOCUMENTATION

The Company is a reporting issuer accountable to the securities commissions of certain provinces of Canada and is therefore required to present financial statements and information circulars to the various securities commissions in such provinces. The Company files an Annual Information Form with such securities commissions. Copies of the Company's Annual Information Form, Information Circular and the most recent consolidated and audited financial statements are available on request from the Company's CEO. The Company may charge reasonable fees if the request is made by someone other than a holder of securities in the Company.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

                        APPROVAL OF INFORMATION CIRCULAR

The contents and the sending of this Information Circular have been approved by the directors of the Company.

                       BY ORDER OF THE BOARD OF DIRECTORS
                                "Timothy Gamble"
                                    President

                       PEACE ARCH ENTERTAINMENT GROUP INC.
                         3rd Floor, 1132 Hamilton Street
                        Vancouver, B.C., Canada, V6B 2S2
                    Tel: (604) 681-9308   Fax: (604) 681-3299

                  THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  PROXY FOR THE 2000 ANNUAL GENERAL MEETING OF
               MEMBERS TO BE HELD ON THURSDAY, 24th FEBRUARY 2000

The undersigned member of PEACE ARCH ENTERTAINMENT GROUP INC. (hereinafter called the "Company") hereby appoints Timothy Gamble, or failing him, W.D. Cameron White, or _________________________, as nominee of the undersigned, to attend and act for and on behalf of the undersigned at the 2000 Annual General Meeting of Members of the Company to be held on Thursday, 24th February 2000 and at any adjournment thereof and the shares represented by this proxy are specifically directed to be voted or to be withheld from voting as indicated below:


1.       To appoint KPMG, Chartered Accountants, as Auditors of the Company:                       In favour: _____
                                                                                                Withhold Vote:_____

2.       To authorize the directors to fix the remuneration of the Auditors:                        In favour:_____
                                                                                                      Against:_____

3.       To determine the number of directors at six (6):                                           In favour:_____
                                                                                                      Against:_____

4.       (a)      To elect as directors all the persons named in 4(b) below:                        In favour:_____
                                                                                                Withhold vote:_____
OR

4.       (b)      To elect as a director:

                    Stephen Cheikes                                                                In favour:_____
                                                                                               Withhold Vote:_____

                    Darrell Elliott
                                                                                                   In favour:_____
                                                                                               Withhold Vote:_____

                    Timothy Gamble                                                                 In favour:_____
                                                                                               Withhold Vote:_____

                    Yad Garcha                                                                     In favour:_____
                                                                                               Withhold Vote:_____


                    Vincent Lum                                                                    In favour:_____
                                                                                               Withhold Vote:_____

                    W.D. Cameron White                                                             In favour:_____
                                                                                               Withhold Vote:_____

5. To pass a resolution authorizing private placements in accordance with The Toronto Stock Exchange guidelines.

                                                                                                   In Favour:_____
                                                                                                     Against:_____


THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED HEREBY SHALL BE VOTED FOR THE ADOPTION OF ALL SUCH MATTERS. THIS PROXY CONFERS UPON THE PERSON NAMED HEREIN AS NOMINEE DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The undersigned hereby acknowledges receipt of the Notice of 2000 Annual General Meeting of Members and the accompanying Information Circular dated 12th January 2000.

If this Form of Proxy is not dated by the member in the space below, it is deemed to bear the date on which it is mailed by the Company to the member.

The undersigned hereby revokes any proxy previously given in respect of the Meeting.

DATED this ______ day of _________________, 2000.


----------------------------------------
Name (Please Print)                               Number of Shares Held:

----------------------------------------
Address

----------------------------------------          ------------------------------


----------------------------------------
Signature

                                                NOTES TO FORM OF PROXY

1. IF THE MEMBER DOES NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, HE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY. SUCH PERSON NEED NOT BE A MEMBER OF THE COMPANY.

2. This Form of Proxy must be signed by the member or his attorney authorized in writing or, if the member is a corporation, under the hand of a duly authorized officer or attorney of the corporation.

3. This Form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, B.C., Canada, V6E 3X1 or at the Head Office of the Company at #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the meeting or any adjournment thereof.

                                   RETURN CARD


Dear Shareholder:

If you wish to have your name put on the Supplemental Mailing List of PEACE ARCH ENTERTAINMENT GROUP INC. (the "Company"), such that you shall be mailed copies of the Company's interim financial statements in respect of the present fiscal year, then complete this form and return it to the Company's registrar and transfer agent, CIBC Mellon Trust Company, whose address is 1600, 1066 West Hastings Street, Vancouver, B.C., Canada, V6E 3X1.


NAME: (PLEASE PRINT)
                                  ----------------------------------------------

ADDRESS:
                                  ----------------------------------------------


                                  ----------------------------------------------

NUMBER AND CLASS OF VOTING
SECURITIES HELD:
                                  ----------------------------------------------


SIGNATURE:
                                  ----------------------------------------------

Pursuant to the mail out of the Company's 2000 Annual General Meeting mail out, this is to advise that:

1. I did, on the 18th day of January, 2000, deliver by first class ordinary mail to each common shareholder of the Company at his or her address as it appears on the Share Register of the Company and to the regulatory authorities and have distributed to the Intermediaries and Service Companies in accordance with National Policy 41, the following documents:

         (a)      Notice of Annual General Meeting;

         (b)      Information Circular;

         (c)      Proxy;

         (d)      Return Card;

         (e)      Audited Financial Statements for the year ended 31st August
                  1999; and

         (f)      Return Envelope;

         copies of which are attached hereto.

2. I mailed the above-mentioned documents as aforesaid by causing them to be delivered to one of Her Majesty's Post Offices with postage prepaid on the 18th day of January, 2000.


PEACE ARCH ENTERTAINMENT GROUP INC.


Per:     /s/ REBECCA PATERSON
      ---------------------------------
         Rebecca Paterson

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Peace Arch Entertainment Group Inc.
                                   --------------------------------------
                                                   (Registrant)

Date  January 20th, 2000      By   /S/ JULIET JONES
      -------------------          --------------------------------------
                                                   (Signature)*
                                   Juliet Jones, CFO
-------------------------
*Print the name and title under the signature of the signing officer.


                            GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.